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                                                         OMB APPROVAL
          UNITED STATES                       OMB Number:           3235-0058
SECURITIES AND EXCHANGE COMMISSION            Expires:           May 31, 1997
      Washington, D.C. 20549                  Estimated average burden
                                              hours per response.........2.50
           FORM 12B-25
   NOTIFICATION OF LATE FILING                        SEC FILE NUMBER
                                                         001-13099

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
(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR             CUSIP NUMBER
                                                                                                 339756108

                  For Period Ended:      MAY 31, 2000
                                    -------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  ----------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

PENN-AKRON CORPORATION
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

1355 TERRELL MILL ROAD, BUILDING #1466, MARIETTA, GEORGIA 30067
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City, State and Zip Code:

PART II -- RULES 12B25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Attachment "A."


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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
             CHRISTOPHER J. BAKER             404                915-5485
         ----------------------------     -----------     ----------------------
                    (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).              [X] Yes [ ] No

         -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion
         thereof?                                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment "B."

                             PENN-AKRON CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      JULY 18, 2000                        By /s/ Christopher J. Baker
    ---------------------------                  -------------------------------
                                                  Christopher J. Baker
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic


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         difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss.
         232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).


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                                  ATTACHMENT A

         The Company is unable to complete the preparation of its financial statements for the five month period ended May 31, 2000 and the Quarterly Report on Form 10-Q without unreasonable effort and expense because the Company requires additional time to properly prepare financial statements for the period because it is changing its fiscal year from February 28 to December 31 and the Company's independent accountants need additional time to complete a review of the Company's interim financial statements. The Company plans to file the quarterly results within the extended time period.

         Certain statements contained in this notification are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to plans for future business activities, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions, competition and other uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.


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                                  ATTACHMENT B

         The Company expects to report a substantial increase in revenue for the five month period ended May 31, 2000 as compared to the five month period ended May 31, 1999. The Company also expects its operating expenses for the five month period ended May 31, 2000 to substantially increase from operating expenses for the five month period ended May 31, 1999. The Company further expects to report a substantial decrease in net operating losses for the five months ended May 31, 2000 as compared to the net operating loss for the five months ended May 31, 1999. The definitive results of operations are not yet available.

The substantial increase in revenues and operating expenses as well as the decrease in net operating loss for the first five months of 2000 from the first five months of 1999 is primarily a result of the revenue and associated operating expenses related to our contract with the Metropolitan Regional Educational Services Agency ("MRESA"). Under this contract, we provide local school installations with our turnkey Internet-based video distribution and multimedia network and training.